UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  July 2011

Commission File Number:  0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® report Q2 2011 results Dated July 26 , 2011	9

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: July 26, 2011	By:	/s/ Lior Shemesh
		Name:	Lior Shemesh
		Title:	CFO

EXHIBIT 1

Investor Contacts: Lior Shemesh, CFO +972.3.645.6252 +1.760.685.2007 lior.shemesh@alvarion.com Claudia Gatlin +1.212.830.9080 claudia.gatlin@alvarion.com

Alvarion® Reports Q2 2011 Results

Company achieves its goal of returning to profitability in Q2 and generates positive cash flow

Tel Aviv, July 26, 2011 — Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of 4G networks in the Broadband Wireless Access (BWA) market today announced financial results for the second quarter of 2011.

Q2 Highlights:
•           Shipments of $49.1 million, a 14.5% sequential increase
•           Revenues of $55.4 million, a 19.1% sequential increase
•           GAAP net income of $0.01 per share; non-GAAP net income of $0.02 per share

In the second quarter of 2011, revenues were $55.4 million, an increase of 19.1% from $46.5 million in the first quarter of 2011, and an increase of 13.1% from $49 million in the second quarter of 2010.

GAAP net income in the second quarter of 2011 was $0.3 million, or $0.01 per share. This compares to a net loss of ($14.5) million, or ($0.23) per share in Q1 2011, including restructuring and other charges of approximately $7.1 million related mainly to employee termination expenses and vacating office space. GAAP net loss in the second quarter of 2010 was ($10.6) million, or ($0.17) per share.

Excluding stock based compensation, restructuring and related charges, as well as impairment charges, on a non-GAAP basis, the company reported net income of $1.5 million, or $0.02 per share, compared with non-GAAP net loss of ($6.5) million, or ($0.10) per share in the first quarter of 2011, and non-GAAP net loss of ($6.6) million, or ($0.11) per share in the second quarter of 2010.

Please refer to the accompanying financial table for reconciliation of GAAP financial information to non-GAAP for the second quarter of 2011 and the comparative periods.

Cash provided by operations in the second quarter of 2011 was $1.4 million. As of June 30, 2011, cash, cash equivalents and investments totaled $69.7 million.

Management Comments

“We are pleased to report that we have met our target of returning to profitability in Q2,” said Eran Gorev, President and CEO of Alvarion.  “More importantly, we believe we have achieved a stable core business that will serve as a foundation upon which we can build through new growth-oriented initiatives.”

“In order-of-magnitude terms, our current core business is capable of sustaining a revenue run rate of about $200 million per year with the prospect of moderate margin improvement. We remain committed to the carrier market where we continue to see profitable WiMAX infrastructure opportunities using the selective approach we adopted earlier this year.  Margin improvement is expected to come from a gradual shift in business mix toward enterprise and vertical market applications.  Near term, a particular quarter may be affected by temporary seasonal factors or the impact of recognizing revenue from shipments during earlier periods but, overall, we have created a right-sized, sustainably profitable operation.”

“Having stabilized the core business, our current priority is to develop new growth engines to expand operating leverage and improve valuation.”

Guidance

Management believes revenues in the second half of 2011 will be similar to the first half of the year at approximately $100 million, skewed somewhat toward the fourth quarter.  Depending on shipment volume and mix, Q3 results are likely to range between breakeven and a modest loss on a non-GAAP basis.  However, management expects a small non-GAAP profit for the second half, as a stronger Q4 is expected to offset the timing issues for shipments in Q3.

Alvarion management will host a conference call today, July 26, at 9:00 a.m. Eastern time to discuss Q2 results and other matters.

Please call the following dial in number to participate:
USA: (800) 230-1074; International: +1(612) 234-9959.

The public is invited to listen to the live webcast of the conference call.
For details please visit Alvarion’s website at www.alvarion.com.
An archive of the online broadcast will be available on the website.

A replay of the call will be available from 11:00 a.m. EST on July 26, 2011 through 11:59 a.m. EST on August 26, 2011.

To access the replay, please call:
USA: (800) 475-6701
International: +1(320) 365-3844.
To access the replay, users will need to enter the following code: 208605.

Alvarion has scheduled dates for the earnings announcements during 2011 and this schedule is available on the website at http://www.alvarion.com/index.php/en/investors .

ALVARION LTD. & ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Six	Six	Three	Three	Three
	Months Ended	Months Ended	Months Ended	Months Ended	Months Ended
	June 30,	June 30,	June 30,	June 30,	March 31,
	2011	2010	2011	2010	2011

Sales	$101,862	$100,951	$55,361	$49,013	$46,501

Cost of sales	68,059	61,035	36,073	31,401	31,986

Gross profit	33,803	39,916	19,288	17,612	14,515

Operating expenses:
Research and development, net	14,218	21,133	5,910	9,669	8,308
Selling and marketing	19,436	22,993	9,670	11,144	9,766
General and administrative	7,237	7,975	3,391	3,931	3,846
Amortization of intangible assets	-	66	-	33	-
Restructuring and other charges (*)	7,128	3,573	-	3,573	7,128

Total Operating expenses	48,019	55,740	18,971	28,350	29,048

Operating income (loss)	(14,216)	(15,824)	317	(10,738)	(14,533)

Financial income, net	83	452	2	102	81

Net income (loss) before Tax	(14,133)	(15,372)	319	(10,636)	(14,452)

Income Tax	-	145	-	(36)	-

Net income (loss)	(14,133)	(15,517)	319	(10,600)	(14,452)

Basic net earnings (loss) per share:
	$(0.23)	$(0.25)	0.01	(0.17)	$(0.23)
Weighted average number of shares used in computing basic net earnings (loss) per share	62,283	62,167	62,295	62,182	62,271

Diluted net earnings (loss) per share:
	$(0.23)	$(0.25)	0.01	(0.17)	$(0.23)

Weighted average number of shares used in computing diluted net earnings (loss) per share	62,283	62,167	62,385	62,182	62,247

(*)	Results of the organizational change and other charges.

ALVARION LTD. & ITS SUBSIDIARIES
RECONCILIATION BETWEEN GAAP TO NON-GAAP STATEMENT OF INCOME
U.S. dollars in thousands (except per share data)

		Three			Three
		Months Ended			Months Ended
		June 30,			March 31,
		2011			2011
	GAAP	Adjustments		Non-GAAP	Non-GAAP

Sales	$55,361	$-		$55,361	$46,501

Cost of sales	36,073	(180)	(a)	35,893	31,954

Gross profit	19,288	180		19,468	14,547

Operating expenses:
Research and development, net	5,910	(242)	(a)	5,668	8,227
Selling and marketing	9,670	(321)	(a)	9,349	9,635
General and administrative	3,391	(444)	(a)	2,947	3,263

Total Operating expenses	18,971	(1,007)		17,964	21,125

Operating income (loss)	317	1,187		1,504	(6,578)

Financial income, net	2	-		2	81

Net income (loss) before Tax	319	1,187		1,506	(6,497)

Income Tax	-	-		-	-

Net income (loss)	319	1,187		1,506	(6,497)

Basic net earnings (loss) per share	$0.01			$0.02	$(0.10)

Weighted average number of shares used in computing basic net earnings (loss) per share	62,295			62,295	62,271

Diluted net earnings (loss) per share	$0.01			$0.02	$(0.10)

Weighted average number of shares used in computing diluted net earnings (loss) per share	62,385			63,888	62,271

(a)	The effect of stock-based compensation.

ALVARION LTD. & ITS SUBSIDIARIES

DISCLOSURE OF NON-US GAAP NET INCOME

FOR COMPARATIVE PURPOSES NET INCOME AND EARNINGS PER SHARE FROM CONTINUING OPERATIONS EXCLUDING AMORTIZATION
OF ACQUIRED INTANGIBLES, STOCK BASED COMPENSATION EXPENSES, RESTUCTURING EXPENSES AND OTHER CHARGES

U.S. dollars in thousands (except per share data)

	Six	Six	Three	Three	Three
	Months Ended	Months Ended	Months Ended	Months Ended	Months Ended
	June 30,	June 30,	June 30,	June 30,	March 31,
	2011	2010	2011	2010	2011

Net income (loss) according to US GAAP	$(14,133)	$(15,517)	$319	(10,600)	$(14,452)

Amortization and Impairment of intangible assets	-	66	-	33	-

Stock based compensation expenses related to ASC 718	2,014	1,500	1,187	352	827

Restructuring and other charges (*)	7,128	3,573	-	3,573	7,128

Net Income (loss) excluding amortization of acquired intangibles, stock based compensation and restructuring expenses	$(4,991)	$(10,378)	$1,506	(6,642)	$(6,497)

Basic net earnings (loss) per share excluding amortization of acquired intangibles, stock based compensation and restructuring expenses	$(0.08)	$(0.17)	$0.02	(0.11)	$(0.10)

Weighted average number of shares used in computing basic net earnings (loss) per share	62,283	62,167	62,295	62,182	62,271

Diluted net earnings (loss) per share excluding amortization of acquired intangibles, stock based compensation and restructuring expenses	$(0.08)	$(0.17)	$0.02	(0.11)	$(0.10)

Weighted average number of shares used in computing diluted net earnings (loss) per share	62,283	62,167	63,888	62,182	62,271

(*)	Results of the organizational change and other charges.

ALVARION LTD. & ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	March 31,
	2011	2011
ASSETS
Cash, cash equivalents, short-term and long-term investments	$69,734	$69,204
Trade receivables	44,090	46,386
Other accounts receivable	11,417	9,871
Inventories	44,293	54,483

LONG TERM Trade receivables	5,316	-

PROPERTY AND EQUIPMENT, NET	10,923	11,382

TOTAL ASSETS	$185,773	$191,326

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Trade payables	$33,914	$40,597
Other accounts payable and accrued expenses	38,556	37,483

Total current liabilities	72,470	78,080

Long term employees liabilities	1,351	2,116
Long term liabilities others	1,821	2,118

Total long term liabilities	3,172	4,234

TOTAL LIABILITIES	75,642	82,315

SHAREHOLDERS' EQUITY	110,131	109,012

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$185,773	$191,326

ALVARION LTD.& ITS SUBSIDIARIES
Consolidated Statement of Cash Flows
U.S. dollars in thousands

Three
Months ended
June 30, 2011

Cash flows from operating activities:
Net income	$319
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	1,288
Stock based compensation expenses ASC 718	1,187
Decrease in trade receivables	2,296
Increase in other accounts receivable and prepaid expenses	(1,855)
Decrease in inventories	10,190
Increase in long term trade receivable	(5,316)
Decrease in trade payables	(6,684)
Increase in other accounts payables and accrued expenses	995
Decrease in long term employees liabilities	(765)
Decrease in long term liabilities	(297)
Net cash provided by operating activities	1,358

Cash flows from investing activities:
Purchase of fixed assets	(828)
Net cash used in investing activities	(828)

Net cash provided by financing activities	-

Increase in cash, cash equivalents, short-term and long-term investments	530

Cash, cash equivalents, short-term and long-term investments at the beginning of the period	69,204
Cash, cash equivalents, short-term and long-term investments at the end of the period	$69,734

About Alvarion

Alvarion (NASDAQ:ALVR) is a global 4G communications leader with the industry’s most extensive customer base, including hundreds of commercial 4G deployments. Alvarion’s industry leading network solutions for broadband wireless technologies WiMAX, TD-LTE and WiFi, enable broadband applications for service providers and enterprises covering a variety of industries such as mobile broadband, residential and business broadband, utilities, municipalities and public safety agencies. Through an open network strategy, superior IP and OFDMA know-how, and ability to deploy large scale end-to-end turnkey networks, Alvarion is delivering the true 4G broadband experience today (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the current global recession, the inability of our customers to obtain credit to purchase our products as a result of global credit market conditions, the failure to fund projects under the U.S. broadband stimulus program, continued delays in 4G license allocation in certain countries; the failure of the market  for 4G products to develop as anticipated;, Alvarion’s inability to capture market share in the expected growth of the 4G market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; the failure of Alvarion’s strategic initiatives to enable Alvarion to more effectively capitalize on market opportunities as anticipated;  inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases by contacting Sivan Fafuri, Sivan.farfuri@alvarion.com or +972.3.767.4159. Please see the Investor section of the Alvarion website for more information: http://www.alvarion.com/index.php/en/investors.

Alvarion®, its logo and certain names, product and service names referenced herein are either registered trademarks, trademarks, trade names or service marks of Alvarion Ltd. in certain jurisdictions. All other names are or may be the trademarks of their respective owners. “WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum